UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2025

Commission file number 001-42098

JIADE LIMITED

(Translation of registrant’s name into English)

18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road

Jinjiang District, Chengdu City, Sichuan Province

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Pricing and Closing of a Best Efforts Self-Underwritten Follow-on Public Offering

On December 23, 2025, JIADE LIMITED, an exempted company formed in the Cayman Islands (the “Company”), closed its best efforts self-underwritten follow-on public offering (the “Offering”) of 20,000,000 Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”). The Company completed the Offering pursuant to its registration statement on Form F-1 (File No. 333-288704), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 14, 2025, as amended, and declared effective by the SEC on August 20, 2025 (the “Registration Statement”). The final prospectus was filed on September 12, 2025. The Class A Ordinary Shares were priced at $0.58 per share, and the offering was conducted on a best efforts self-underwritten basis.

Entry into Material Agreements and Closing of a Best Efforts Self-Underwritten Follow-on Public Offering

On September 11 and September 24, 2025, the Company entered into certain securities purchase agreements (the “September SPAs”) with certain investors (the “September Purchasers”). Pursuant to the September SPAs, the Company agreed to sell, and the September Purchasers agreed to purchase, an aggregate of 10,700,000 Class A Ordinary Shares of the Company, with the purchase price of $0.58 per share (the “September Offering”), for gross proceeds of $6,206,000, before deducting offering expenses.

On December 11, 2025, the Company entered into certain securities purchase agreements (the “December SPAs,” and, collectively with September SPAs, the “SPAs”), with certain investors (the “December Purchasers,” and, collectively with September Purchasers, the “Purchasers”). Pursuant to the December SPAs, the Company agreed to sell, and the December Purchasers agreed to purchase, an aggregate of 9,300,000 Class A Ordinary Shares of the Company, with the purchase price of $0.58 per share (the “December Offering”), for gross proceeds of $5,394,000, before deducting offering expenses.

The Company intends to use the net proceeds from the September Offering and the December Offering for market expansion, research and development investment, the acquisition of vocational training institutions, and working capital purposes.

The parties to the SPAs have each made customary representations, warranties and covenants, including, among other things, (a) that each Purchaser is a “non-U.S. Persons” as defined in Regulation S acquiring the Class A Ordinary Shares for its own account for the purpose of investment, (b) the absence of any undisclosed material adverse effect, and (c) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPAs.

On October 20, 2025, and December 23, 2025, the September Offering and the December Offering, respectively, were consummated, upon satisfaction of all of the closing conditions set forth in each of the respective SPAs. The Class A Ordinary Shares were issued in reliance on the Registration Statement. As of the date hereof, the Company has 22,317,123 issued and outstanding Class A Ordinary Shares.

The form of the SPAs is filed as Exhibit 99.1, and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPAs and does not purport to be a complete description of the respective rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Exhibits

Exhibit No.	Description
99.1	Form of the Securities Purchase Agreement by and between the Company and each Purchaser (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-288704), as amended, initially filed with the SEC on August 14, 2025)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIADE LIMITED

By:	/s/ Yuan Li
Name:	Yuan Li
Title:	Co-Chief Executive Officer, Director, and Chairman of the Board of Directors (Principal Executive Officer)

Date: December 29, 2025